AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 21, 1998

                                                REGISTRATION NO. 333-66461
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                                ---------------

                     ASPECT TELECOMMUNICATIONS CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


      CALIFORNIA                                  94-2974062
(STATE OF INCORPORATION)               (I.R.S. EMPLOYER IDENTIFICATION NO.)



                                1730 FOX DRIVE
                        SAN JOSE, CALIFORNIA 95131-2312
                                (408) 325-2200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               JAMES R. CARREKER
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                     ASPECT TELECOMMUNICATIONS CORPORATION
                                1730 FOX DRIVE
                        SAN JOSE, CALIFORNIA 95131-2312
                                (408) 325-2200
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
                                JON E. GAVENMAN
                                BROOKE CAMPBELL
                               VENTURE LAW GROUP
                          A PROFESSIONAL CORPORATION
                              2800 SAND HILL ROAD
                         MENLO PARK, CALIFORNIA 94025
                                (650) 854-4488

                                ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                    CALCULATION OF REGISTRATION FEE(1)

=========================================================================================
                                              PROPOSED        PROPOSED
  TITLE OF EACH CLASS         AMOUNT          MAXIMUM         MAXIMUM         AMOUNT OF
  OF SECURITIES TO BE          TO BE       OFFERING PRICE    AGGREGATE       REGISTRATION
       REGISTERED           REGISTERED       PER UNIT(2)  OFFERING PRICE(2)      FEE
-----------------------------------------------------------------------------------------
Zero Coupon Convertible
 Subordinated
 Debentures due 2018...    $490,000,000         100%        $490,000,000       $136,220
Common Stock, $.01 par       4,269,370
 value(3)..............      shares(2)          --               --               --
========================================================================================

(1) The registration fee was paid with the initial filing.

(2) Estimated solely for the purpose of calculating the registration fee. This fee is calculated on the basis of the proposed offering price of the debentures alone, unless Aspect will receive additional consideration when holders of the debentures exercise their option to convert. In this case, the maximum amount which may be received shall be added to the to the proposed offering price of the debentures.

(3) This number represents the number of shares of common stock that are initially issuable upon conversion of the zero coupon convertible subordinated debentures due 2018 registered under this registration statement. In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended, and as a result of the debentures' antidilution provisions, this number also represents the indeterminate number of shares of common stock that may be issued from time to time when the debentures are converted. Pursuant to rule 457(i) no registration fee is required for these shares.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

PROSPECTUS
                                  $490,000,000

                     ASPECT TELECOMMUNICATIONS CORPORATION

       ZERO COUPON CONVERTIBLE SUBORDINATED DEBENTURES DUE 2018 AND

     SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE DEBENTURES

THE DEBENTURES

 .  Aggregate principal amount at maturity: $490,000,000

 . Common Stock into which the Debentures are convertible: 4,269,370 shares(/1/)

 .  Yield to maturity: 6.0% per year

 . Conversion rate: 8.713 shares of Aspect common stock per $1,000 principal amount at maturity of debentures

 .  Date of maturity: August 10, 2018

 THE DEBENTURES AND COMMON
 STOCK OFFERED IN THIS
 PROSPECTUS INVOLVE A HIGH
 DEGREE OF RISK. CONSIDER
 CAREFULLY THE RISK FACTORS
 BEGINNING ON PAGE 8.

CONVERSION

 . Debenture holders can convert the debentures into Aspect common stock any time prior to maturity.

SUBORDINATION

 .  The debentures are not secured by any of Aspect's assets.

 . The debentures are subordinate in right of payment to all of Aspect's senior indebtedness and effectively subordinate to the debt of Aspect's subsidiaries.

 .  The debentures do not restrict Aspect from incurring additional debt.

REDEMPTION

 .  Aspect can redeem the debentures at any time on or after August 10, 2003.

 . Holders can require Aspect to repurchase the debentures on August 10, 2003, August 10, 2008 and August 10, 2013 for cash or, at Aspect's election, for Aspect common stock, if certain conditions are met.

 . Holders can require Aspect to redeem the debentures for cash in the event of a fundamental change.

 . You can find the table which lists the redemption prices on page 27 and the repurchase prices on page 30.

(1) This number represents the number of shares of common stock that are initially issuable upon conversion of the debentures. This number excludes an indeterminate number of shares of common stock that may be issued from time to time when the debentures are converted, as a result of the debentures' antidilution provisions.

SALE OF SECURITIES

 . The debentures and shares of common stock issuable upon conversion may be sold either directly or through broker dealers.

 . The selling holders will pay for underwriting discounts and selling commission related to the sale of the debentures or the conversion shares. Aspect will pay for all other expenses related to such sales. Broker dealers may receive compensation for these sales.

Once resold pursuant to this prospectus there will be no public market for the debentures. Aspect common stock is traded on the Nasdaq National Market under the symbol "ASPT."

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY CONTRARY REPRESENTATION IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                       , 1998

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
The Company................................................................   3
Summary....................................................................   4
Information Available to You...............................................   7
Risk Factors...............................................................   8
Use of Proceeds............................................................  17
Ratio of Earnings to Fixed Charges.........................................  17
Selling Securityholders....................................................  18
Description of Debentures..................................................  20
Certain Federal Income Tax Considerations..................................  40
Plan of Distribution.......................................................  46
Legal Matters..............................................................  48
Experts....................................................................  48

                                  THE COMPANY

Aspect call-center products integrate telephone, data and internet communications for our clients' customer-service operations, in order to enhance agent productivity and improve customer service. Our solutions are designed for reliable around-the-clock performance in critical business applications, and include:

 . telecommunications systems and software that automatically distribute incoming phone calls to groups of customer service representatives, based upon rules that match customer needs to customer service representative skills

 . software for integrating telecommunications systems with data systems information to direct calls and deliver information to agents

 .  hardware and software that respond to voice and telephone keypad inputs

 . software to help customers navigate web sites and conduct transactions over the world wide web

 .  software for monitoring and reporting call-center performance

 . forecasting and planning software applications for predicting call-center load, and for planning workforce schedules.

We also consult, train, and deliver systems integration services to help organizations effectively plan, integrate, staff and manage call centers. We market our products and services worldwide to organizations in a broad array of industries including financial services, government, healthcare, retailing, technology, telecommunications, and transportation.

We are incorporated in the State of California. Our principal executive offices are located at 1730 Fox Drive, San Jose, California 95131 and our telephone number is (408) 325-2200.

                                    SUMMARY


The Debentures...................... .$490,000,000 principal amount at maturity of zero coupon convertible
                                       subordinated debentures due 2018.

                                     .Periodic interest will not be paid on
                                       the debentures. SEE "DESCRIPTION OF
                                       DEBENTURES--GENERAL."



Yield to Maturity of Debentures.....  .6.00% per year (computed on a semi-
                                        annual bond equivalent basis)
                                        calculated from August 10, 1998.


Conversion..........................  .The holder has the option to convert the debentures into Aspect common stock at
                                        any time prior to maturity.

                                      .The debentures are convertible into
                                        common stock at a conversion rate of
                                        8.713 shares per $1,000 principal
                                        amount at maturity of debentures. The
                                        conversion rate will be subject to
                                        adjustment if certain events occur. SEE
                                        "DESCRIPTION OF DEBENTURES--CONVERSION
                                        OF DEBENTURES."

                                      .The holder must exercise the option to
                                        convert before the debentures reach
                                        maturity.

                                      .If Aspect has redeemed the debentures
                                        the holder can no longer exercise this
                                        option to convert.



Subordination.......................  .The debentures will be subordinated in right of payment to all existing and
                                        future senior indebtedness.

                                      .The debentures will also be effectively
                                        subordinated in right of payment to all
                                        indebtedness and other liabilities of
                                        Aspect's subsidiaries.

                                      .At September 30, 1998 Aspect had
                                        approximately $62.8 million of senior
                                        indebtedness outstanding, of which
                                        approximately $58.3 million related to
                                        foreign exchange contracts.

                                      .At September 30, 1998 Aspect's
                                        subsidiaries had approximately $46.9
                                        million of
                                        indebtedness and other liabilities,
                                        including trade and other payables
                                        outstanding, but excluding intercompany
                                        liabilities and liabilities that are
                                        not required to be reflected on a
                                        balance sheet by generally accepted
                                        accounting principals. SEE "DESCRIPTION
                                        OF DEBENTURES--SUBORDINATION OF
                                        DEBENTURES."

Original Issue Discount.............  .The debentures are being offered at original issue discount for Federal
                                        income tax purposes equal to the excess
                                        of the principal amount at maturity of
                                        the debentures over the amount of their
                                        issue price.

                                      .Although Aspect will not make periodic
                                        payments of interest on the debentures,
                                        holders should be aware that accrued
                                        original issue discount will be
                                        included periodically in the holder's
                                        gross income for Federal income tax
                                        purposes prior to conversion,
                                        redemption, other disposition or
                                        maturity of the debentures, whether or
                                        not such debentures are ultimately
                                        converted, redeemed, sold (to Aspect or
                                        otherwise) or paid at maturity. SEE
                                        "CERTAIN FEDERAL INCOME TAX
                                        CONSIDERATIONS."

                                      . Holders should be aware that they will
                                        be responsible for the payment of taxes
                                        that may be due notwithstanding the
                                        fact that the holder may not receive
                                        any cash payment at the time as
                                        original issue discount is included in
                                        the holder's gross income.



Sinking Fund........................  .None


Redemption at the Option of the
Company.............................  .Aspect cannot redeem the debentures prior to August 10, 2003.

                                      .After August 10, 2003, Aspect has the
                                        option to redeem all or part of the
                                        debentures for cash at any time.

                                      .Redemption prices are equal to the issue
                                        price plus accrued original issue
                                        discount to the date of redemption. You
                                        can find a table on page 27 that lists
                                        the redemption prices. SEE

                                        "DESCRIPTION OF DEBENTURES--REDEMPTION
                                        OF DEBENTURES AT THE OPTION OF THE
                                        COMPANY."


Fundamental Change..................  .The holder may redeem the debentures if
                                        Aspect experiences a fundamental change
                                        (as defined).

                                      .The fundamental change redemption price
                                        is equal to the issue price plus
                                        accrued original issue discount to the
                                        date of redemption, subject to
                                        adjustment in certain circumstances.
                                        You can find a table on page 27 that
                                        lists the redemption prices. SEE
                                        "DESCRIPTION OF DEBENTURES--REDEMPTION
                                        AT THE OPTION OF THE HOLDER UPON A
                                        FUNDAMENTAL CHANGE."



Purchase at the Option of the
Holder..............................  .Aspect will purchase the debentures at the option of the holder on August 10,
                                        2003, August 10, 2008 and August 10,
                                        2013 for a purchase price equal to the
                                        issue price plus accrued original issue
                                        discount to the date of purchase.
                                        Aspect may elect to pay the purchase
                                        price in common stock instead of cash
                                        if certain conditions are met. You can
                                        find a table on page 30 that lists the
                                        purchase prices. SEE "DESCRIPTION OF
                                        DEBENTURES--PURCHASE OF DEBENTURES AT
                                        THE OPTION OF THE HOLDER."


Use of Proceeds.....................  .Aspect will not receive any of the proceeds from the sale by selling
                                        securityholders of the debentures or
                                        the conversion shares.

                       INFORMATION AVAILABLE TO YOU

  Aspect files annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the Registration Statement on Form S-3 of which this prospectus is a part, as well as reports, proxy statements and other information filed by Aspect, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC:
7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of such material from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can call the SEC at 1-800-732-0330 for information regarding the operation of its Public Reference Room. The SEC also maintains a World Wide Web site at http:\\www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants (like Aspect) that file electronically.

  This prospectus provides you with a general description of the debentures and common stock being registered. This prospectus is part of a registration statement that we have filed with the SEC. To see more detail, you should read the exhibits and schedules filed with our registration statement.

  The SEC allows this prospectus to "incorporate by reference" certain other information that Aspect files with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that Aspect files later with the SEC will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by Aspect with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 until we have sold all of the securities that we have registered.

  (1)Our Annual Report on Form 10-K for the year ended December 31, 1997;

  (2)Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

  (3)Our Current Reports on Form 8-K filed on March 5, 1998, May 22, 1998, July 24, 1998, and August 5, 1998; and

  (4)The description of our capital stock contained in the Registration Statement on Form 8-A which was filed with the Commission on March 22, 1990.

  If you make a request for such information in writing or by telephone, we will provide to you, at no cost, a copy of any or all of the information incorporated by reference in the Registration Statement of which this Prospectus is a part. Requests should be addressed to: Aspect Telecommunications Corporation, 1730 Fox Drive, San Jose, California 95131-2312, Attention: Investor Relations (telephone number (408) 325-2200).

                                  RISK FACTORS

  An investment in the securities offered in this prospectus involves a high degree of risk. You should not make an investment in these securities if you cannot afford to lose your entire investment. Before purchasing these securities you must consider carefully the following risk factors as well as the other information contained or incorporated by reference in this prospectus. Some of the statements contained in this prospectus and the documents incorporated by reference into this prospectus contain projections of results of operations and financial condition or state other "forward-looking" information. You should read the cautionary statements in this prospectus as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from our projections. The risks set forth below, among others, could have a material adverse effect on our business, operating results or financial condition.

  OUR REVENUES AND OPERATING RESULTS ARE UNCERTAIN AND MAY FLUCTUATE.

  There are many reasons for this including:

  . reduced demand for our products and services

  . a limited number of large systems or multisystem orders accounting for a significant portion of product revenues in any particular quarter

  . the timing of consulting and systems integration projects

  . dependence on new customers for a significant percentage of product revenues

  . fluctuations in the results of operations of existing operations, recently acquired subsidiaries, newly established business units or distributors of our products or services

  . mix of products and services and channels of distribution

  . changes in market growth rates for different products and services.

  In addition, our products typically represent substantial capital commitments by customers, involving a long sales cycle. As a result, customer purchase decisions may be significantly affected by a variety of factors including:

  . general economic and financial market conditions

  . trends in capital spending for telecommunications products

  . market competition and the availability or announcement of alternative technologies

  . the degree to which call transaction processing is mission-critical for customers.

  OUR REVENUES ARE DEPENDENT ON A SMALL NUMBER OF PRODUCTS. Sales and installations of Aspect automatic call distribution systems account for a substantial portion of net revenues. Demand for our products could be adversely affected if any of the following occurred:

  . failure to meet customer specifications

  . problems with system performance, system availability, installation or service delivery commitments.

  TECHNOLOGY IS RAPIDLY CHANGING. The market for our products and services is subject to rapid technological change and new product introductions. Current competitors or new market entrants may develop new, proprietary products with features that could adversely affect the competitive position of our products. We may not successfully anticipate market demand for new products or services or introduce them in a timely manner.

   NEW PRODUCT DEFECTS AND IMPLEMENTATION. Because our products are complex and sophisticated, sometimes they contain defects that are hard to correct. Software defects may cause delays in product introductions and shipments, resulting in:

  . increased costs or penalties

  . design modifications

  . reduced customer satisfaction

  . unanticipated downtime

  . lost revenues, or product returns.

  Further, implementation of our software solutions (including consulting and systems integration projects), could have additional risks of performance failures or delays in implementation. Such delays could adversely affect our reputation in the market and could result in increased costs and delayed or lost revenues. In addition, failure to meet completion schedules for systems integration projects could contribute to quarterly fluctuations in revenues and result in penalties for delayed completion.

  OUR MARKET IS INTENSELY COMPETITIVE.

  Our competition includes companies that sell:

  . automatic call distributor systems

  . private branch exchange systems that include automatic call distributor features and

  . computer-telephony integration software.

  Our competitors include companies such as:

  . systems integrators

  . telephone operating companies that market automatic call distributor functionality

  . participants in the problem tracking and resolution software market

  . companies with technologies which independently balance calls across several call centers and

  . interactive voice response companies.

  As the hardware requirements for a traditional call center diminish, other companies, including companies offering alternative or complementary technologies, may obtain a significant position in the call transaction processing market. For example, the anticipated convergence of voice and data over a single network could result in increased competition for us.

  In addition, many current and potential competitors, including Lucent Technologies, Inc., Northern Telecom Limited, Rockwell International Corporation, and Siemens Business Communication Systems Inc., have longer operating histories, considerably greater resources, and larger customer bases than Aspect. We expect to encounter significant competition from these and other sources.

  ACQUISITIONS AND INVESTMENTS MAY HAVE ADVERSE CONSEQUENCES. In the past several years we have made a number of acquisitions and have made minority equity investments in other companies. We may continue to do so and there are a number of risks that future acquisitions and investments could entail. These risks include the following:

  . inability to successfully integrate or commercialize acquired technologies or otherwise realize anticipated synergies or economies of scale on a timely basis

  . diversion of management attention

  . disruption of our ongoing business

  . inability to retain key technical and managerial personnel for both companies

  . inability to establish and maintain uniform standards, controls, procedures, and processes

  . governmental or competitive responses to the proposed transactions

  . impairment of relationships with employees, vendors, and/or customers including, in particular, Voicetek's original equipment manufacturers and value-added reseller relationships.

  In addition, acquisitions or investments we make may result in significant write-offs, the creation of goodwill or the issuance of additional equity or debt securities.

  WE MAY BE UNABLE TO MANAGE OUR GROWTH. Our rapid growth has placed a significant strain on our operational and financial systems. We are upgrading these systems and may experience substantial disruption and incur significant expenses during these transitions. We must carefully manage accounts receivables to limit credit risk. We must also maintain inventories at levels consistent with product demand. Inaccurate data (e.g., credit histories or supply/demand forecasts) could quickly result in excessive balances or insufficient reserves.

  WE MAY BE SUED. There has been extensive litigation regarding patents and other intellectual property rights in our industry and we are periodically notified of such claims by third parties. For example, in March 1997, Lucent filed a lawsuit alleging that we infringed four of Lucent's U.S. patents. In its complaint, Lucent sought to enjoin us from allegedly continuing to infringe the Lucent patents and sought an unspecified amount of compensatory damages, treble damages for alleged willful infringement, and interest, expenses, and attorneys' fees. On February 4, 1998, we filed a lawsuit asserting that Lucent infringed seven Aspect patents. Lucent responded by filing for a declaratory judgment regarding these Aspect patents. On February 27, 1998, we announced that we had entered into a patent cross-license agreement with Lucent, under which each party agreed to dismiss our patent lawsuits against each other, released each other from claims of past infringement, and settled our patent disputes. Under the agreement, we paid Lucent a one-time fee and, for the duration of the cross-license agreement, will pay royalties that are not expected to be material to our future results of operations. As part of the settlement, we recorded a non-recurring charge of $14,000,000 (approximately $0.17 per diluted share) for the quarter and year ended December 31, 1997.

  In the future, claims asserting infringement of patent or proprietary rights may be asserted or prosecuted against us. Although we periodically negotiate with third parties to establish patent license or cross-license agreements, such negotiations may not succeed. Moreover, even if we negotiate license agreements with a third party, future disputes with such parties are possible. If we are unable to resolve an intellectual property dispute through a license, settlement or successful litigation, we could be subject to damage assessments and be prevented from making, using, or selling certain products or services.

  In the future, we could become involved in other types of litigation, such as shareholder lawsuits for alleged violations of securities laws, claims by employees, and product liability claims. Any litigation could result in substantial cost to and diversion of effort by our company.

  RISK OF IMPERFECT INTELLECTUAL PROPERTY RIGHTS. Our success depends in part upon our internally developed technology. Despite the precautions we take to protect our intellectual property, unauthorized third parties may copy or otherwise obtain and use our technology. In addition, third parties may develop similar technology independently.

  WE MAY BE UNABLE TO EXPAND OUR DISTRIBUTION CHANNELS. We have historically sold our products and services through our direct sales force and a limited number of distributors. In connection with the Voicetek acquisition, we implemented a broadened OEM distribution channel, and in the future may depend increasingly on expanded distributor, electronic, and other alternate distribution channels to accommodate changing customer preferences, competitive environment, or other factors. We may not be successful in expanding these distribution channels.

  DOING BUSINESS INTERNATIONALLY INVOLVES SIGNIFICANT RISK. We market our products and services in over 30 countries worldwide and anticipate entering additional countries in the future. For the year ended December 31, 1997 and for the nine months ended September 30, 1998, sales outside of North America made up approximately 28.3% and 30.8% of our total revenues, respectively. The financial resources required to enter a new international market may be substantial, and international operations are subject to additional risks including:

  . the cost and timing of the multiple governmental approvals and product modifications required by many countries

  . market acceptance

  . exchange rate fluctuations

  . delays in telecommunications deregulation

  . difficulties in staffing and managing foreign subsidiary operations

  . potentially negative tax and foreign and domestic trade legislation, which could result in the creation of trade barriers such as tariffs, duties, quotas, and other restrictions.

If we fail to successfully enter certain major international markets, our competitive position could be impaired and we may be unable to compete on a global scale.

  WE DEPEND ON CERTAIN KEY MANAGEMENT AND TECHNICAL PERSONNEL. We may be unable to attract and retain highly qualified personnel. The labor markets we compete in are characterized by high turnover among, high demand for, and limited supply of, qualified people.

  We have recently perceived increased levels of turnover among such personnel, particularly among technology companies located in the Silicon Valley area of California. These increased turnover levels may be disruptive to our culture and operations, and may make retention of highly qualified personnel increasingly challenging.

  WE DEPEND ON LICENSING RELATIONSHIPS. We depend upon licensors to help us effectively use licensed technologies. Should any licensors fail to provide adequate support, we would have to develop internal or locate external capabilities. As a result, we could be unable to meet development or delivery commitments.

  OUR OPERATIONS ARE FOCUSED IN A SINGLE LOCATION. Significant elements of our product development, manufacturing, information technology systems, corporate offices, and support functions are concentrated at a single location in the Silicon Valley area of California. In the event of a natural disaster, such as an earthquake or flood, or in localized extended outages of critical utilities or transportation systems, we could experience a significant business interruption.

  WE HAVE LIMITED SUPPLIERS OF CERTAIN COMPONENTS. We depend on certain critical components in the production of our products and services. Certain of these components can be obtained only from a single supplier and only in limited quantities. In addition, some of our major suppliers:

  . use proprietary technology that could require significant redesign of our products in the case of a change in vendor

  . could discontinue or modify components in a manner incompatible with our current use

  . use manufacturing processes and tools that cannot be easily migrated to other vendors.

  If any of our component vendors experience difficulty meeting our requirements for components, we may be unable to meet development or delivery commitments.

  WE ARE SUBJECT TO REGULATORY REQUIREMENTS. Our products are subject to various regulations that require, among other things, that our products meet certain radio frequency emission standards, be compatible with the public telephone networks, and conform to certain safety and other standards.

  We may not successfully obtain or maintain the necessary regulatory approvals for our products, and sales of products that fail to comply may be prohibited.

  WE MAY HAVE PROBLEMS COPING WITH "YEAR 2000" ISSUES.

  Many computer systems are expected to experience problems handling dates around the Year 2000.

  We believe the most reasonably likely worst case Year 2000 scenarios include the following:

   . Customers could change their buying patterns in a number of ways, including accelerating or delaying purchases of, or replacement of, our products and services.

   . We could experience a disruption in service to our customers as a result of the failure of third party products, including the following:

   . Third party products which are non-compliant and are incorporated into our products could cause our products to fail. A breakdown in telephone, e-mail, voicemail, the World Wide Web or file transfer programs could impact the responsiveness of our help desk;

     . Year 2000 problems at a number of our suppliers including banks, telephone companies and the United States Postal Service could have a pervasive impact on our business as a whole; and/or

     . Product features that rely on date parameters (generally date dependent routings and operating reports) could malfunction.

    Our products may not contain all of the necessary date code or other changes to operate in the Year 2000. Any failure of such products to perform could result in:

     . claims and lawsuits against us;

     . significantly impaired customer satisfaction resulting in customers withholding cash owed to us and delaying or canceling orders; and/or

     . managerial and technical resources being diverted away from product development and other business activities.

    Any of the above stated consequences, in addition to others that we cannot yet foresee, could have a significant adverse impact on our business, operating results and financial condition.



  WE HAVE SIGNIFICANT DEBT OBLIGATIONS. We incurred $150 million of principal indebtedness ($490 million principal at maturity) from the sale of the debentures in the August 1998 private placement. This new debt resulted in a ratio of long-term debt to total shareholder's equity of approximately 57% at September 30, 1998. As a result of the sale of the debentures, we have substantially increased our principal and interest obligations. The degree to which we are leveraged could materially and adversely affect our ability to obtain additional financing and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will depend on our future performance, which will be subject to financial, business, and other factors affecting our operations, many of which are beyond our control.

  OUR STOCK PRICE IS VOLATILE. The price of the debentures and the conversion shares may be subject to significant volatility. You cannot consider our past financial performance a reliable indicator of performance for any future period and should not use historical data to predict future results or trends. For any given quarter, a shortfall in our operating results from the levels expected by securities analysts or others could immediately and adversely effect the price of the debentures and the conversion shares. If we do not learn of such shortfalls until late in a fiscal quarter, there could be an even more immediate and adverse affect on the price of the debentures and the conversion shares. In addition, this volatility could be exacerbated by the relatively low trading volume of our common stock. Further, the market price of the debentures and the conversion shares may decline.

  We operate in a rapidly changing high-technology industry. In the past and recently, the high technology industry has exhibited significant stock market volatility. If the price of our common stock declines rapidly, we may become subject to class action securities litigation. Litigation would be a costly diversion for our management team.

  YOU MAY NOT BE PAID ON THE DEBENTURES. The debentures are not secured by our assets and are subordinated in right of payment to all of our existing and future senior indebtedness. In the event of bankruptcy, liquidation or reorganization and in certain other events, we will not be able to pay our obligations with respect to the debentures until all senior indebtedness has been fully paid. The debentures are effectively subordinated to all of the liabilities of our subsidiaries since we are a shareholder of our subsidiaries and will only receive funds as a shareholder after our subsidiaries have repaid all obligations to their creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the debentures then outstanding. The indenture does not prohibit or limit us or our subsidiaries from incurring additional senior indebtedness, other debt or other liabilities. Our ability to pay our obligations on the debentures could be adversely affected if we or our subsidiaries incur more debt.

  The following sets forth our indebtedness at September 30, 1998 to which the debentures are subordinated:

 Senior indebtedness..............  $62.8 million (of this amount, $58.3 million related to foreign exchange
                                    contracts)
 Indebtedness of subsidiaries.....  $46.9 million (including trade and other payables but excluding intercompany
                                    liabilities and liabilities of a type not
                                    required to be reflected on a balance sheet
                                    in accordance with generally accepted
                                    accounting principles)

  Both we and our subsidiaries expect that from time to time we will incur additional indebtedness to which the debentures will be subordinated. SEE "DESCRIPTION OF DEBENTURES -- SUBORDINATION OF DEBENTURES."

  LIMITATIONS ON REPURCHASES AND REDEMPTIONS OF DEBENTURES. On each August 10, 2003, August 10, 2008 and August 10, 2013, we will become obligated to purchase, at the debenture holder's option, any outstanding debenture, subject to certain conditions. In addition, upon a fundamental change (as defined), each holder will have the right, at the holder's option, to require Aspect to redeem all or a portion of such holder's debentures. We may not have sufficient funds to pay the repurchase price on any purchase date or the redemption price in the event of a fundamental change. If we did not have sufficient funds on a purchase date, we could be required to issue shares of common stock at valuations based on then prevailing market prices, if we met certain conditions.

  Future debt to which we may become a party could contain covenants that restrict our right to repurchase or redeem the debentures. We may then have to refinance such debt or seek the consent of then-existing lenders to repurchase or redeem the debentures. If we were unable to either refinance the existing debt or redeem the debentures, we would be in default under the debentures, which may in turn cause us to default on other debt and would likely prohibit or restrict payment on the debentures. Additionally, if a fundamental change would constitute an event of default under senior indebtedness then outstanding, the indenture's subordination provisions would likely prohibit or restrict payments to the holders of debentures.

  The term "fundamental change" applies to certain types of transactions and does not include all events that could adversely affect Aspect. Even though we are required to redeem the debentures in the event of a fundamental change, holders still may not be protected in the event that we are involved in certain types of highly leveraged transactions, reorganizations, mergers or similar transactions. SEE "DESCRIPTION OF DEBENTURES -- REDEMPTION AT OPTION OF THE HOLDER UPON A FUNDAMENTAL CHANGE."

  YOU MAY NOT BE ABLE TO SELL YOUR DEBENTURES. The debentures were issued in August 1998 in a private placement to a small number of institutional buyers and were designated for trading on the Portal Market. However, following their resale pursuant to this prospectus, there will be no public market for the debentures. As a result, you may be unable to sell your debentures. We do not intend to list the debentures on any national securities exchange or on The Nasdaq Stock Market.

  An active trading market for the debentures may not develop or last, in which case the trading price of such debentures could be adversely affected. In that case, debenture holders may have difficulty in reselling the debentures or may be unable to sell them at all. If a public trading market develops for the debentures, the debentures' future trading prices will depend on many factors, including, among other things, prevailing interest rates and the market price of the shares of our common stock.

  RATING OF DEBENTURES. We believe that it is likely that one or more rating agencies may rate the debentures. If the debentures are rated by a rating agency and the assigned rating is lower than generally expected by investors, or if it is subsequently reduced, the market price for the debentures would be materially adversely affected.

                                USE OF PROCEEDS

  Aspect will not receive any proceeds from the sale by the selling securityholders of the debentures or the conversion shares.

                       RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth Aspect's consolidated ratio of earnings to fixed charges for the periods shown.

                                                                  NINE MONTHS
                                     FISCAL YEAR ENDED DECEMBER      ENDED
                                                 31,             SEPTEMBER 30,
                                     --------------------------- --------------
                                     1993  1994 1995 1996  1997   1997    1998
                                     ----- ---- ---- ----- ----- ------- ------
Ratio of earnings to fixed
 charges(1)......................... 12.6x 8.0x 9.6x 13.9x 25.8x   31.2x   N/A

--------

(1) Ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes plus fixed charges. Fixed charges consist of interest expense (including amortization of original issue discount and debt issuance costs, as applicable) and the estimated portion of operating lease rental expense which represents the interest factor (deemed to be one-third of lease payments). For the nine months ended September 30, 1998, there was a deficiency of earnings available to cover fixed charges amounting to $4.2 million. Excluding the charge of $68.2 million for purchased in-process technology associated with the acquisition of Voicetek Corporation, the ratio of earnings to fixed charges for the nine months ended September 30, 1998 would have been 17.4x.

                            SELLING SECURITYHOLDERS

  Aspect originally issued the debentures in a private placement. The debentures were resold by the initial purchasers thereof to qualified institutional buyers (within the meaning of Rule 144A under the Securities
Act) or other institutional accredited investors (as defined in Rule 501 (a)
(1), (2), (3) or (7) under the Securities Act) in transactions exempt from registration under the Securities Act. The debentures and the conversion shares that may be offered pursuant to this prospectus will be offered by the selling securityholders. The following table sets forth certain information concerning the principal amount of debentures beneficially owned by each selling securityholder and the number of conversion shares that may be offered from time to time pursuant to this prospectus.

                                                               NUMBER OF
                         PRINCIPAL AMOUNT OF                  CONVERSION
                              DEBENTURES       PERCENTAGE OF  SHARES THAT   PERCENT OF
                          BENEFICIALLY OWNED    DEBENTURES      MAY BE     COMMON STOCK
          NAME           THAT MAY BE SOLD ($) OUTSTANDING (%)   SOLD(1)   OUTSTANDING(2)
          ----           -------------------- --------------- ----------- --------------
Salomon Brothers Asset
 Management, Inc. ......     122,706,900            25.0%      1,069,145       2.1%
Deutsche Bank Securi-
 ties...................      50,500,000            10.3%        440,006         *
State of Connecticut
 Combined Investment
 Funds..................      20,125,000             4.1%        175,349         *
Chrysler Corporation
 Master Retirement
 Trust..................      16,255,000             3.3%        141,630         *
OCM Convertible Trust...      16,245,000             3.3%        141,543         *
J.P. Morgan & Co.
 Inc.(3) ...............      15,000,000             3.1%        130,695         *
Aristeia International,
 LLC....................      14,354,000             2.9%        125,066         *
Vanguard Convertible
 Securities Fund,
 Inc. ..................      13,850,000             2.8%        120,675         *
Aristeia Trading,
 L.L.C..................      10,646,000             2.2%         92,758         *
Argent Classic
 Convertible Heritage
 Fund (Bermuda) L.P.....      10,000,000             2.0%         87,130         *
Highbridge Capital
 Corporation............       9,000,000             1.8%         78,417         *
Raytheon Company Master
 Pension Trust..........       8,120,000             1.6%         70,749         *
Delta Airline Master
 Trust..................       7,700,000             1.6%         67,090         *
State Employees'
 Retirement Fund of the
 State of Delaware......       5,515,000             1.1%         48,052         *
Argent Convertible
 Heritage Fund Ltd......       5,000,000             1.0%         43,565         *
National Union Fire
 Insurance Company of
 Pittsburg..............       3,000,000               *          26,139         *
South Dakota Retirement
 System.................       3,000,000               *          26,139         *
The Zazove Convertible
 Fund L.P. .............       2,500,000               *          21,782         *
Winchester Convertible
 Plus, Ltd. ............       2,400,000               *          20,911         *
Partner Reinsurance
 Company, Ltd. .........       2,230,000               *          19,430         *
Orrington Investments
 Limited Partnership....       1,800,000               *          15,683         *
Foundations Account No.
 1......................       1,790,000               *          15,596         *
Orrington International
 Fund Ltd...............       1,200,000               *          10,456         *
LLC Account No. 1.......         810,000               *           7,057         *
OCM Convertible Limited
 Partnership............         460,000               *           4,008         *
Any other holders of
 debentures or future
 transferee, pledgee,
 donee or successor of
 or from any such other
 holder(4) (5)..........     145,793,100           29.8%       1,270,295       2.5%

--------
 * Less than 1%.

(1) Assumes conversion of the full amount of debentures held by such holder at the initial conversion rate of 8.713 shares per $1,000 principal amount at maturity of debentures; such conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the debentures; cash will be paid in lieu of fractional shares, if any.

(2) As of September 30, 1998, Aspect had 51,156,055 shares outstanding.


(3) J.P. Morgan & Co. Inc. beneficially owns 152,695 shares of Aspect common stock.

(4) Information concerning other selling securityholders will be set forth in supplements to this prospectus from time to time, if required.

(5) Assumes that any other holders of debentures, or any future transferees, pledgees, donees or successors of or from any such other holder of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures at the initial conversion rate.

The preceding table has been prepared based upon the information furnished to Aspect by the selling securityholders named therein.

  None of the selling securityholders has had any position, office or other material relationship with Aspect or its affiliates within the past three years.

  The selling securityholders identified above may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their debentures since the date on which the information in the preceding table is presented. Information concerning the selling securityholders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary. Because the selling securityholders may offer all or some of the debentures that they hold and/or conversion shares pursuant to the offering contemplated by this prospectus, no estimate can be given as to the amount of the debentures or conversion shares that will be held by the selling securityholders upon the termination of this offering. SEE "PLAN OF DISTRIBUTION."

                           DESCRIPTION OF DEBENTURES

  The debentures were issued under an indenture dated as of August 10, 1998, between Aspect and State Street Bank and Trust Company of California, N.A., as trustee. The form of indenture and the registration rights agreement (defined below) have been filed as exhibits to the registration statement. The following are summaries of certain provisions of the debentures, the indenture and the registration rights agreement. They do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the debentures, the indenture and the registration rights agreement, including the definitions therein of certain terms that are not otherwise defined in this prospectus. Wherever particular provisions or defined terms of the indenture (or of the form of debenture which is a part thereof) or registration rights agreement are referred to, such provisions or defined terms are incorporated herein by reference. References in this section to "Aspect" are solely to Aspect Telecommunications Corporation and not to its subsidiaries.

GENERAL

  The debentures are unsecured obligations of Aspect limited to $490,000,000 aggregate principal amount at maturity and will mature on August 10, 2018. The debentures were issued in the initial private placement at an original issue price of $306.56 per $1,000 principal amount at maturity, which represented an original issue discount of 69.344% from the principal amount thereof payable at maturity.

  The debentures are being offered at a substantial discount from their principal amount at maturity and will therefore have "original issue discount" for U.S. federal income tax purposes. SEE "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS."

  There will be no periodic payments of interest on the debentures. The calculation of the accrual of original issue discount (the difference between the issue price of a debenture and the principal amount at maturity of a debenture) in the period during which a debenture remains outstanding will be on a semi-annual bond equivalent basis using a year composed of twelve 30-day months. Such accrual will commence on the issue date of the debentures. Maturity, conversion, purchase by Aspect the option of a holder or redemption of a debenture will cause original issue discount and interest, if any, to cease to accrue on such debenture, under the terms and subject to the conditions of the indenture. Aspect may not reissue a debenture that has matured or been converted, purchased by Aspect at the option of a holder, redeemed or otherwise canceled (except for registration of transfer, exchange or replacement thereof).

  The principal amount at maturity of each debenture is payable at the office or agency of the paying agent, initially the trustee, in the Borough of Manhattan, The City of New York, or any other office of the paying agent maintained for such purpose. Debentures may be presented for conversion or exchange into common stock at the office of the conversion agent and debentures in definitive form may be presented for exchange for other debentures or registration of transfer at the office of the registrar, each such agent initially being the trustee. Aspect will not charge a service charge for any registration of transfer or exchange of debentures, however, Aspect may require payment by a holder of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith.

FORM, DENOMINATION AND REGISTRATION

  The debentures are issuable in fully registered form, without coupons, in denominations of $1,000 principal amount and multiples thereof.

  GLOBAL DEBENTURE; BOOK-ENTRY FORM. Debentures sold by the selling securityholders pursuant to the registration statement of which this prospectus forms a part may be represented by a global debenture. The global debenture will be deposited with, or on behalf of, The Depository Trust Company, New York, New York and registered in the name of Cede and Co. as DTC's nominee. Except as set forth below, the global debenture may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

  Purchasers of the debentures may hold their interests in the global debenture directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are participants in DTC. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests into the global debenture to such persons may be limited.

  Persons who are not participants may beneficially own interests in the global debenture held by DTC only though participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly. So long as Cede, as the nominee of DTC, is the registered owner of the global debenture, Cede for all purposes will be considered the sole holder of the global debenture. Except as provided below, owners of beneficial interests in the global debenture will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive registered form and will not be considered the holders thereof.

  Payment of original issue discount and interest (if any) on and the redemption price and the purchase price of the global debenture will be made to Cede, the nominee for DTC, as the registered owner of the global debenture by wire transfer of immediately available funds on the payment date therefor. Neither Aspect, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  Aspect has been informed by DTC that, with respect to any payment of interest (if any) on and the redemption price or the purchase price of, the global debenture, DTC 's practice is to credit participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the global debenture as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by participants to owners of beneficial interests in the principal amount represented by the global debenture held through such participants will be the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in "street name."

  Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the global debenture to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of physical certificates evidencing such interest.

  Neither Aspect nor the trustee (nor any registrar, paying agent nor conversion agent under the indenture) will have any responsibility for the performance by DTC or its participants or indirect participants of their operations. DTC has advised Aspect that it will take any action permitted to be taken by a holder of debentures (including, without limitation, the presentation of debentures for exchange as described below), only at the direction of one or more participants to whose account with DTC interests in the global debenture are credited, and only in respect of the principal amount of the debentures represented by the global debenture as to which such participant or participants has or have given such direction.

  DTC has advised Aspect as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

  Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global debenture among participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Aspect within 90 days, Aspect will cause the debentures to be issued in definitive registered form in exchange for the global debenture.

  Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time. Redemption notices shall be sent to Cede, as nominee of DTC. If less than all of the debentures are being redeemed, DTC will reduce the amount of interest of each participant in such debentures in accordance with its procedures.

  CERTIFICATED DEBENTURES. Holders of debentures may request that certificated debentures be issued in exchange for debentures represented by the global debenture. Furthermore, certificated debentures may be issued in exchange for debentures represented by the global debenture if no successor depositary is appointed by Aspect as set forth above under "GLOBAL DEBENTURE, BOOK-ENTRY FORM."

SUBORDINATION OF DEBENTURES

  As set forth in the indenture, the debentures are subordinate in right of payment to the holders of all existing and future senior indebtedness. Such subordination will not prevent the occurrence of any event of default under the indenture.

  Upon any distribution of assets of Aspect upon any dissolution, winding up, voluntary or involuntary bankruptcy, insolvency, liquidation, reorganization, receivership or similar proceeding relating to Aspect or its property, an assignment for the benefit of creditors or any marshaling of Aspect's assets or liabilities, the holders of senior indebtedness will be entitled to receive payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all obligations due in respect of such senior indebtedness before the holders of debentures will be entitled to receive any payment of the principal amount at maturity, issue price, accrued original issue discount, redemption price, purchase price, fundamental change redemption price and interest, if any (including liquidated damages, if any) or other payment in respect of the debentures.

  Until all obligations with respect to senior indebtedness are paid in full in cash or other payment satisfactory to the holders of senior indebtedness, any payment on the debentures to which the holders of debentures would be entitled shall be made to the holders of senior indebtedness. By reason of the subordination, in the event of Aspect's dissolution, winding up, bankruptcy, liquidation, reorganization or similar proceeding relating to Aspect or its property, an assignment for the benefit of creditors or any marshaling of Aspect's assets, holders of senior indebtedness may receive more, ratably, and the holders of debentures may receive less, ratably, than Aspect's other creditors.

  If the debentures are declared due and payable prior to their stated maturity because of an event of default, then Aspect is obligated to notify promptly holders of senior indebtedness of such acceleration. Aspect may not pay monies owed pursuant to the debentures until 120 days have passed after such acceleration occurs and after that point may pay the debentures only if the terms of the indenture otherwise permit payment at that time.

  Aspect also may not make any payment on the debentures if:

  (1) a default in any payment obligations in respect of senior indebtedness occurs and is continuing, without regard to any applicable period of grace (whether at maturity or at a date fixed for payment or by declaration or otherwise); or

  (2) any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of the designated senior indebtedness as to which such default relates to accelerate its maturity and the trustee receives a notice of such default from Aspect or from a representative for any issue of designated senior indebtedness. Payments on the debentures may and shall be resumed;

     . in case of a payment default, the earlier of the date on which such default is cured or waived or ceases to exist; and

     . in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the applicable payment blockage notice is received by the trustee, if the maturity of such designated senior indebtedness has not been accelerated, and in either case only if the terms of the indenture otherwise permit payment at that time.

  No new period of payment blockage may be commenced pursuant to a payment blockage notice unless and until 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice. No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be, or shall be made, the basis for a subsequent payment blockage notice unless such default shall have been cured or waived for a period of not less than 90 days (it being acknowledged that (x) any action of Aspect or any of its subsidiaries occurring subsequent to delivery of a payment blockage notice that would give rise to any event of default pursuant to any provision of senior indebtedness under which an event of default previously existed (or was continuing at the time of delivery of such payment blockage notice) shall constitute a new event of default for this purpose and (y) any breach of a financial covenant giving rise to a nonpayment default for a period ending subsequent to the date of delivery of the respective payment blockage notice shall constitute a new event of default for this purpose).

  The debentures are obligations exclusively of Aspect. Since a portion of the operations of Aspect are conducted through subsidiaries, the cash flow and the consequent ability to service debt, including the debentures, are dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, Aspect. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amount pursuant to the debentures or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and making of loans and advances to Aspect by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

  Any right of Aspect to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the debentures to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that Aspect is itself recognized as a creditor of such subsidiary, in which case Aspect's claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by Aspect.

  At September 30, 1998, Aspect had approximately $62.8 million of indebtedness outstanding that would have constituted senior indebtedness, of which approximately $58.3 million related to foreign exchange contracts, and Aspect's subsidiaries had approximately $46.9 million of indebtedness and other liabilities (including trade and other payables) outstanding (excluding intercompany liabilities and liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the debentures would have been effectively subordinated. The indenture does not limit the amount of additional indebtedness, including senior indebtedness, which Aspect can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness which any subsidiary can create, incur, assume or guarantee.

  In the event that, notwithstanding the foregoing, the trustee or any holder of the debentures receives any payment or distribution of assets of Aspect of any kind in contravention of any of the subordination provisions of the indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the debentures before all senior indebtedness is paid in full in cash or other payment satisfactory to the holders of senior indebtedness, then such payment or distribution will be held by the recipient in trust for the benefit of, and paid over to, holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of senior indebtedness.

  Aspect is obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the debentures. The trustee's claims for such payments will generally be senior to those of holders of the debentures in respect of all funds collected or held by the trustee.

CONVERSION OF DEBENTURES

  A holder of a debenture may convert it into Aspect common stock at any time prior to maturity; provided that if a debenture is called for redemption, the holder may convert it only until the close of business on the last trading day prior to the redemption date unless Aspect defaults in the payment of the redemption price. A debenture in respect of which a holder has delivered a purchase notice exercising the option of such holder to require Aspect to purchase such debenture may be converted only if such notice is withdrawn in accordance with the terms of the indenture. Similarly, a debenture in respect of which a holder is exercising its option to require redemption upon a fundamental change may be converted only if such holder withdraws its election to exercise its option in accordance with the terms of the indenture. A holder may convert its debentures in part so long as such part is $l,000 principal amount at maturity or an integral multiple thereof.

  The initial conversion rate is 8.713 shares of common stock per $1,000 principal amount at maturity of debentures, subject to adjustment upon the occurrence of certain events, as described below. A holder entitled to a fractional share of common stock shall receive cash equal to the then current market value of such fractional share.

  On conversion of a debenture, a holder will not receive any cash payment representing accrued original issue discount. Aspect's delivery to the holder of the fixed number of shares of common stock into which the debenture is convertible (together with the cash payment, if any, in lieu of a fractional share of common stock) will be deemed to satisfy Aspect's obligation to pay the principal amount of the debenture including the accrued original issue discount attributable to the period from the issue date to the conversion date. Thus, the accrued original issue discount is deemed to be paid in full rather than canceled, extinguished or forfeited. The conversion rate will not be adjusted at any time during the term of the debentures for such accrued original issue discount.

  To convert a certificated debenture into common stock, a holder must:

  (1) complete and manually sign the conversion notice on the back of the debenture (or complete and manually sign a facsimile thereof) and deliver such notice to the conversion agent;

  (2) surrender the debenture to the conversion agent;

  (3) if required, furnish appropriate endorsements and transfer documents;
     and

  (4) if required, pay all transfer or similar taxes.

  Pursuant to the indenture, the date on which all of the above requirements have been satisfied is the conversion date.

  The conversion rate is subject to adjustment under formulae as set forth in the indenture in certain events, including:

  (1) the issuance of Aspect common stock as a dividend or distribution on the common stock;

  (2) certain subdivisions and combinations of the common stock;

  (3) the issuance to all holders of common stock of certain rights or warrants to purchase common stock;

  (4) the distribution to all holders of common stock of capital stock (other than Aspect common stock) or evidences of Aspect's indebtedness or of assets (including securities other than common stock, but excluding those rights, warrants, dividends and distributions referred to in clauses (1) and (3) above or paid in cash);

  (5) distributions consisting of cash, excluding any quarterly cash dividend on the common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

     . the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that such preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause (5) (as adjusted to reflect subdivisions or combinations of the common stock); and

     . 3.75 percent of the average of the last reported sales price of the common stock during the ten trading days immediately prior to the date of declaration of such dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of Aspect

  (6) payment in respect of a tender offer or exchange offer by Aspect or any subsidiary (as defined) of Aspect for the common stock to the extent that the cash and value of any other consideration included in such payment per share of common stock exceeds the current market price (as defined) per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

  (7) payment in respect of a tender offer or exchange offer by a person other than Aspect or any subsidiary of Aspect in which, as of the closing date of the offer, the board of directors is not recommending rejection of the offer.

  If an adjustment is required to be made as set forth in clause (5) above as a result of a distribution that is a quarterly dividend, such adjustment would be based upon the amount by which such distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to clause (5) above.

  If an adjustment is required to be made as set forth in clause (5) above as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution. The adjustment referred to clause (7) will only be made if the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding, and if the cash and value of any other consideration included in such payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in clause (7) above will generally not be made, however, if as of the closing of such offer, the offering documents with respect to such offer disclose a plan or an intention to cause Aspect to engage in a consolidation or merger of Aspect or a sale of all or substantially all of Aspect's assets.

  The indenture provides that if Aspect implements a stockholders' rights plan, such rights plan must provide that upon conversion of the debentures the holders will receive, in addition to the common stock issuable upon such conversion, such rights whether or not such rights have separated from the common stock at the time of such conversion.

  No adjustment in the conversion rate will be required unless such adjustment would require a change of at least 1% in the rate then in effect: provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

  Except as stated above, the conversion rate will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

  In the case of either:

  .  any reclassification of the common stock, or

  . a consolidation or merger involving Aspect or a sale or conveyance to another corporation of the property and assets of Aspect as an entirety or substantially as an entirety,

if holders of common stock shall be entitled to receive stock, securities, other property or assets (including cash) with respect to or in exchange for such common stock, the holders of the debentures then outstanding will be entitled thereafter to convert such debentures into the kind and amount of shares of stock, securities or other property or assets (including cash) which they would have owned or been entitled to receive had such debentures been converted immediately prior to such transaction. This assumes that a holder of debentures would not have exercised any rights of election as to the stock, securities or other property or assets (including cash) receivable in connection with such transaction.

  In the event of a taxable distribution to holders of common stock or in certain other circumstances requiring an adjustment to the conversion rate, the holders of debentures may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend, in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock. SEE "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS."

  Aspect from time to time may to the extent permitted by law increase the conversion rate by any amount for any period of at least 20 business days, in which case Aspect shall give at least 15 days' notice of such increase, if the board of directors has made a determination that such increase would be in Aspect's best interests, which determination shall be conclusive. Aspect may, at its option, make such increases in the conversion rate, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution to stock (or rights to acquire stock) or from any event treated as such for income tax purposes. SEE "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS."

REDEMPTION OF DEBENTURES AT THE OPTION OF THE COMPANY

  No sinking fund is provided for the debentures. Aspect will not have the option to redeem the debenture prior to August 10, 2003. Beginning on August 10, 2003, Aspect may redeem the debentures for cash as a whole at any time, or from time to time in part, upon not less than 30 days' nor more than 60 days' notice of redemption given by mail to holders of debentures. The debentures will be redeemable in multiples of $l,000 principal amount at maturity.

  The table below shows redemption prices of debentures per $1,000 principal amount at maturity thereof at August 10, 2003 and at each August 10 thereafter prior to maturity and at maturity on August 10, 2018, which prices reflect the accrued original issue discount calculated to each such date. The redemption price of a debenture redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table to the actual redemption date.

                                                            (2)           (3)
                                             (1)     ACCRUED ORIGINAL REDEMPTION
                                          DEBENTURE   ISSUE DISCOUNT    PRICE
                                         ISSUE PRICE     AT 6.00%      (1)+(2)
                                         ----------- ---------------- ----------
August 10, 2003.........................   $306.56       $105.44      $  412.00
August 10, 2004.........................    306.56        130.53         437.09
August 10, 2005.........................    306.56        157.14         463.70
August 10, 2006.........................    306.56        185.38         491.94
August 10, 2007.........................    306.56        215.34         521.90
August 10, 2008.........................    306.56        247.13         553.69
August 10, 2009.........................    306.56        280.85         587.41
August 10, 2010.........................    306.56        316.62         623.18
August 10, 2011.........................    306.56        354.57         661.13
August 10, 2012.........................    306.56        394.83         701.39
August 10, 2013.........................    306.56        437.55         744.11
August 10, 2014.........................    306.56        482.86         789.42
August 10, 2015.........................    306.56        530.94         837.50
August 10, 2016.........................    306.56        581.94         888.50
August 10, 2017.........................    306.56        636.05         942.61
August 10, 2018.........................    306.56        693.44       1,000.00

  If less than all of the outstanding debentures held in certificated form are to be redeemed, the trustee shall select the debentures held in such form to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder's certificated debentures is selected for partial redemption and such holder converts a portion of such debentures, such converted portion shall be deemed to be the portion selected for redemption. Debentures registered in the name of DTC or its nominee will be redeemed as described under "--FORM, DENOMINATION AND REGISTRATION--GLOBAL DEBENTURE; BOOK-ENTRY FORM."

REDEMPTION AT OPTION OF THE HOLDER UPON A FUNDAMENTAL CHANGE

  If a fundamental change (as defined) occurs at any time prior to August 10, 2018, each holder of debentures shall have the right, at the holder's option, to require Aspect to redeem any or all of such holder's debentures. Holders can exercise this request on the date that is 45 days after the date of Aspect's notice of such fundamental change. The debentures will be redeemable in multiples of $1,000 principal amount at maturity.

  Aspect shall redeem such debentures at a price equal to the issue price plus accrued original issue discount to the repurchase date; provided that if the applicable price (as defined) in connection with the fundamental change is less than the reference market price (as defined), Aspect shall redeem such debentures at a price equal to the fundamental change redemption price multiplied by the following fraction:

                             Applicable Price
                               -----------------

                         Reference Market Price


  Aspect shall mail to all holders of record of the debentures a notice of the occurrence of a fundamental change and of the redemption right arising as a result thereof on or before the tenth day after the occurrence of such fundamental change. Aspect shall deliver to the trustee a copy of such applicable price of reference market price notice. To exercise the redemption right, holders of debentures must deliver, on or before the 30th day after the date of Aspect's notice of a fundamental change, the debentures to be so redeemed, duly endorsed for transfer, together with the form entitled "Option to Elect Redemption Upon a Fundamental Change" on the reverse thereof duly completed, to Aspect (or an agent designated by Aspect for such purpose).

  Aspect will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable in connection with the redemption rights of debenture holders in the event of a fundamental change.

  The redemption rights of the holders of debentures could discourage a potential acquiror of Aspect. The fundamental change redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of Aspect by any means or part of a plan by management to adopt a series of anti-takeover provisions.

  The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect Aspect's financial condition. In addition, holders may not be protected by the requirement that Aspect offer to repurchase the debentures upon a fundamental change in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Aspect.

  No debentures may be redeemed at the option of holders upon a fundamental change if there has occurred and is continuing an event of default described under "EVENTS OF DEFAULT, NOTICE AND WAIVER" below (other than a default in the payment of the fundamental change redemption price with respect to such debentures). In the event of a fundamental change and exercise by holders of the debentures of their associated rights to require Aspect to redeem all or a portion of their debentures, Aspect may not have sufficient funds to pay the redemption price for all the debentures tendered by the holders thereof. The terms of future debt arrangements could prevent redemption of the debentures. If a fundamental change occurs at a time when Aspect is prohibited from redeeming the debentures, Aspect could ask existing lenders to consent to Aspect's redemption of the debentures or could attempt to refinance the borrowings that contain such prohibition. If Aspect does not obtain such a consent or repay such borrowings, Aspect would remain prohibited from redeeming the debentures. In such case, Aspect's failure to redeem debentures required to be redeemed under the terms of the indenture would constitute an event of default under the indenture and would likely constitute a default under the terms of any other indebtedness of Aspect outstanding at such time. In such circumstances, or if a fundamental change would in and of itself constitute an event of default under agreements governing senior indebtedness then outstanding, the subordination provisions in the indenture would likely prevent holders from being paid.

PURCHASE OF DEBENTURES AT THE OPTION OF THE HOLDER

  On August 10, 2003, August 10, 2008 and August 10, 2013, Aspect will become obligated to purchase, at the option of the holder thereof, any outstanding debenture for which a written purchase notice has been delivered by the holder to the office of the paying agent (initially the trustee). This period will begin at any time from the opening of business on the date that is 20 business days (as defined) prior to such purchase date until the close of business on such purchase date. If the purchase notice is withdrawn during the period, Aspect will not be obligated to purchase. Aspect's purchase obligation will be subject to certain additional conditions.

  The purchase notice shall state:

  (1) the certificate numbers of the debentures to be delivered by the holder thereof for purchase by Aspect;

  (2) the portion of the principal amount at maturity of debentures to be purchased, which portion must be $1,000 or a multiple thereof;

  (3) that such debentures are to be purchased by Aspect pursuant to the applicable provisions of the debentures; and

  (4) in the event Aspect elects, pursuant to a notice sent out by Aspect, to pay the purchase price to be paid as of such purchase date in common stock, in whole or in part, but such purchase price is ultimately to be paid to such holder entirely in cash because any of the conditions to payment of the purchase price (or portion thereof) in common stock is not satisfied by the purchase date, as described below, whether such holder elects (x) to withdraw such purchase notice as to some or all of the debentures to which it relates (stating the principal amount at maturity and certificate numbers of the debentures as to which such withdrawal shall relate), or (y) to receive cash in respect of the entire purchase price for all debentures subject to such purchase notice.

  If the holder fails to indicate, in the purchase notice and in any written notice of withdrawal relating to such purchase notice, such holder's choice with respect to the election described in clause (4) above, such holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all debentures subject to such purchase notice in such circumstances. For a discussion of the tax treatment of a holder receiving cash or common stock pursuant to its election to tender its debentures to Aspect on a purchase date. SEE "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS."

  Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the debentures as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to the purchase notice.

  The purchase price payable in respect of a debenture shall be equal to the issue price plus accrued original issue discount to the purchase date. The table below shows the purchase prices of a debenture as of the specified purchase dates. Aspect may elect to pay the purchase price payable, as of any purchase date, in cash or common stock or any combination thereof.

   PURCHASE DATE                                                          PRICE
   -------------                                                          -----
   August 10, 2003...................................................... $412.00
   August 10, 2008...................................................... $553.69
   August 10, 2013...................................................... $744.11

  If Aspect elects to pay the purchase price, in whole or in part, in common stock, the number of shares to be delivered in respect of the portion of the purchase price to be paid in common stock shall be equal to such portion of the purchase price divided by the market price (as defined) of the common stock. However, no fractional shares of common stock will be delivered upon any purchase by Aspect of debentures through the delivery of common stock in payment, in whole or in part, of the purchase price. Instead, Aspect will pay cash based on the market price for all fractional shares of common stock.

  Aspect will give notice not less than 20 business days prior to the purchase date to all holders at their addresses shown in the register of the registrar (and to beneficial owners as required by applicable law) stating, among other things:

  . whether Aspect will pay the purchase price of the debentures in cash or common stock, or any combination thereof (specifying the percentage of each), and

  . if Aspect elects to pay in common stock, in whole or in part the method of calculating the market price of the common stock.

  Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, Aspect will publish such determination in a daily newspaper of national circulation.

  Aspect's right to purchase debentures with common stock is subject to the satisfaction of various conditions, including:

  . the registration of the common stock under the Securities Act, if required, and

  . compliance with other applicable federal and state securities laws, if any. If such conditions are not satisfied by a purchase date, Aspect will pay the purchase price of the debentures to be purchased on such purchase date entirely in cash. Aspect will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable and will file a Schedule 13E-4 or any other schedule required thereunder in connection with any offer by Aspect to purchase debentures at the option of holders.

  Payment of the purchase price for a debenture for which a purchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of such debenture (together with necessary endorsements) to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of such purchase notice. Payment of the purchase price for such debenture will be made promptly following the later of the purchase date or the time of book-entry transfer or delivery of such debenture. If the paying agent holds money or securities sufficient to pay the purchase price of such debenture on the business day following the purchase date, then, on and after such date, such debenture will cease to be outstanding and original issue discount on such debenture will cease to accrue whether or not book-entry transfer of such debenture is made or such debenture is delivered to the paying agent, and all other rights of the holder shall terminate (other than the right to receive the purchase price upon delivery of the debenture).

  No debentures may be purchased at the option of the holder for cash if there has occurred (prior to, on or after the giving by the holders of such Debentures of the required purchase notice) and is continuing an event of default described under "EVENTS OF DEFAULT; NOTICE AND WAIVER" below (other than a default in the payment of the purchase price with respect to such debentures).

  If Aspect becomes obligated to purchase any outstanding debenture on a purchase date, there can be no assurance that Aspect would have sufficient funds to pay the purchase price on that purchase date. In such a case, Aspect could be required to issue shares of common stock to pay the purchase price at valuations based on then prevailing market prices for all the debentures tendered by the holders thereof. Any future credit agreements or other agreements relating to other indebtedness (including senior indebtedness) to which Aspect becomes a party may provide that the maturing of any obligation to purchase the debentures would constitute an event of default thereunder and may restrict or prohibit the repurchase of the debentures. In the event a purchase date occurs at a time when Aspect is prohibited from repurchasing the debentures, Aspect could seek the consent of its then existing lenders to repurchase the debentures or could attempt to refinance the borrowings that contain such prohibition. If Aspect does not obtain such a consent or repay such borrowings, Aspect would remain prohibited from repurchasing the debentures. Aspect's failure to repurchase debentures required to be repurchased under the terms of the indenture would constitute an event of default under the indenture and would likely constitute a default under the terms of any other indebtedness of Aspect outstanding at such time, including senior indebtedness. In such circumstances, the subordination provisions in the indenture would likely prohibit or restrict payments to the holders of debentures.

MERGERS AND SALES OF ASSETS BY ASPECT

  Aspect may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless, among other items:

  . the resulting, surviving or transferee person (if other than Aspect) is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

  . such successor person assumes all of Aspect's obligations of Aspect under the debentures and the indenture; and

  . Aspect or such successor person shall not immediately thereafter be in default under the indenture.

  Upon the assumption of Aspect's obligations by such person in such circumstances, subject to certain exceptions, Aspect shall be discharged from all obligations under the debentures and the indenture. Certain such transactions which would constitute a fundamental change would permit each holder to require Aspect to redeem the debentures of such holder as described under "--REDEMPTION AT OPTION OF THE HOLDER UPON A FUNDAMENTAL CHANGE."

EVENTS OF DEFAULT; NOTICE AND WAIVER

  The indenture provides that, if an event of default specified in the indenture shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the debentures then outstanding may declare due and payable:

  .  the issue price of the debentures; plus

  . the original issue discount on the debentures and any liquidated damages under the registration rights agreement accrued to the date of such declaration. In the case of certain events of bankruptcy or insolvency, the issue price of the debentures plus the original issue discount accrued thereon to the occurrence of such event shall automatically become and be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount at maturity of the outstanding debentures may rescind any such acceleration with respect to the debentures and its consequences. Interest shall accrue at the rate of 6.00% per annum and be payable on demand upon a default in the payment of the issue price, accrued original issue discount, accrued liquidated damages, if any, or any redemption price, purchase price or fundamental change redemption price to the extent that payment of such interest shall be legally enforceable.

  Under the indenture, events of default are defined as:

  (1) default in payment of the principal amount at maturity, issue price, accrued original issue discount, accrued liquidated damages, if any, redemption price, purchase price or fundamental chance redemption price with respect to any debenture when such becomes due and payable (whether or not payment is prohibited by the provisions of the Indenture), provided that in the case of any failure to pay liquidated damages, such failure continues for a period of 30 days;

  (2) Aspect's failure to comply with any of its other agreements in the debentures or the indenture upon the receipt by Aspect of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the debentures then outstanding and Aspect failure to cure such default within 60 days after receipt by Aspect of such notice; or

  (3) certain events of bankruptcy or insolvency.

  The trustee shall give notice to holders of the debentures of any continuing default known to the trustee within 90 days after the occurrence thereof; provided that, except in the case of a default as described in clause (1) above, the trustee may withhold such notice if it determines in good faith that withholding the notice is in the interests of the holders.

  The holders of a majority in aggregate principal amount at maturity of the outstanding debentures may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. Any such direction shall not be in conflict with any law or the indenture and shall be subject to certain other limitations. Before proceeding to exercise any right or power under the indenture at the direction of such holders, the trustee shall be entitled to receive from such holders or which might be reasonable security indemnity satisfactory to it against the costs, expenses and liabilities incurred by it in complying with any such direction. No holder of any debenture will have any right to pursue any remedy with respect to the indenture or the debentures unless:

  (1) such holder shall have previously given Aspect and the trustee written notice of a continuing event of default;

  (2) the holders of at least 25% in aggregate principal amount at maturity of the outstanding debentures shall have made a written request to the trustee to pursue such remedy;

  (3) such holder or holders have offered to the trustee reasonable indemnity satisfactory to the trustee;

  (4) the holders of a majority in aggregate principal amount at maturity of the outstanding debentures have not given the trustee a direction inconsistent with such request within 60 days after receipt of such request; and

  (5) the trustee shall have failed to comply with the request within such 60-day period.

  However, the right of any holder:

  (1) to receive payment of the principal amount at maturity, issue price, accrued original issue discount, redemption price, purchase price, fundamental change redemption price and any interest in respect of a default in the payment of any such amounts on a debenture, on or after the due date expressed in such debenture;

  (2) to institute suit for the enforcement of any such payments or conversion; or

  (3) to convert debentures shall not be impaired or adversely affected without such holder's consent.

  The holders of at least a majority in aggregate principal amount at maturity of the outstanding debentures may waive an existing default and its consequences, other than:

  . any default in any payment on the debentures;

  . any default with respect to the conversion rights of the debentures; or

  . any default in respect of certain covenants or provisions in the indenture which may not be modified without the consent of the holder of each debenture as described in "--MODIFICATION" below.

  Aspect will be required to furnish to the trustee annually a statement as to any default by Aspect in the performance and observance of its obligations under the indenture.

REGISTRATION RIGHTS

  Aspect has entered into a registration rights agreement with the initial purchasers pursuant to which Aspect, at its expense, for the benefit of the holders, has filed with the SEC the shelf registration statement (of which this prospectus forms a part) covering resale of the registrable securities. Aspect will use its best efforts to cause the shelf registration statement to become effective as promptly as is practicable, but in any event within 180 days of such first date of original issuance and to keep the shelf registration statement effective until the earlier of:

  . the sale pursuant to the shelf registration statement of all the securities registered thereunder; and

  . the expiration of the holding period applicable to such securities held by persons that are not affiliates of Aspect under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions.

  Aspect will be permitted to suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period. Aspect will agree to pay predetermined liquidated damages as described herein to holders of debentures and holders of common stock issued upon conversion of the debentures if the shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above. Such liquidated damages shall accrue until such failure to file or become effective or unavailability is cured:

  . in respect of any debenture, at a rate per annum equal to 0.25% for the first 90 day period after the occurrence of such event and 0.5% thereafter of the applicable principal amount (as defined) at maturity thereof; and

  . in respect of any shares of common stock into which the debentures have been converted, at a rate per annum equal to 0.25% for the first 90 day period and 0.5% thereafter of the then applicable conversion price (as defined). A holder who sells debentures and common stock issued upon conversion of the debentures pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in the related prospectus, deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder (including certain indemnification provisions).

  Aspect will pay all expenses of the shelf registration statement, provide to each registered holder copies of such prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the debentures and the common stock issued upon conversion of the debentures.

  Aspect has agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of the shelf registration statement by release made to Reuters Economic Services and Bloomberg Business News. Selling securityholders have received a form of notice and questionnaire to be completed and delivered by a holder to Aspect at least three business days prior to any intended distribution of registrable securities pursuant to the shelf registration statement. Holders are required to complete and deliver the questionnaire prior to the effectiveness of the shelf registration statement so that such holder may be named as a selling securityholders in the related prospectus at the time of effectiveness. Upon receipt of such a completed questionnaire, together with such other information as may be reasonably requested by Aspect, from a holder following the effectiveness of the shelf registration statement, Aspect will, as promptly as practicable but in any event within five business days of such receipt, file such amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit such holder to deliver such prospectus to purchasers of registrable securities (subject to Aspect's right to suspend the use of the prospectus as described above). Aspect has agreed to pay liquidated damages in the amount set forth above to such holder if Aspect fails to make such filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing thereof. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling securityholder in the prospectus and therefore will not be permitted to sell any registrable securities pursuant to the shelf registration statement.

  The summary herein of certain provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

MODIFICATION

  Modification and amendment of the indenture or the debentures may be effected by Aspect and the trustee with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the debentures then outstanding. Notwithstanding the foregoing, no such amendment may, without the consent of each holder affected thereby:

  (1) reduce the principal amount at maturity, issue price, purchase price, fundamental chance redemption price or redemption price, or extend the stated maturity of any debenture or alter the manner or rate of accrual of original issue discount or interest, or make any debenture payable in money or securities other than that stated in the debenture;

  (2) make any change to the principal amount at maturity of debentures whose holders must consent to an amendment or any waiver under the Indenture or modify the indenture provisions relating to such amendments or waivers;

  (3) make any change that adversely affects the right to convert any debenture or the right to require Aspect to purchase a debenture or the right to require Aspect to redeem a debenture upon a fundamental change;

  (4) modify the provisions of the indenture relating to the subordination of the Debentures in a manner adverse to the holders of the debentures; or

  (5) impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the debentures.

  The indenture also provides for certain modifications of its terms without the consent of the holders. No amendment may be made to the subordination provisions of the indenture that adversely affects the rights of any holder of senior indebtedness then outstanding, unless the holders of such senior indebtedness (as required pursuant to the terms of such senior indebtedness) consent to such change.

TAXATION OF DEBENTURES

  See "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS" for a discussion of certain tax considerations relevant to a holder of debentures.

INFORMATION CONCERNING THE TRUSTEE

  State Street Bank and Trust Company of California, N.A., as trustee under the indenture, has been appointed by Aspect as paying agent, conversion agent, registrar and custodian with regard to the debentures.

CERTAIN DEFINITIONS

  Set forth below are certain defined terms used in the prospectus.

  The term "applicable conversion price" means, as of any date of determination, the applicable principal amount per $1,000 principal amount at maturity of debentures as of such date of determination divided by the conversion rate in effect as of such date of determination or, if no debentures are then outstanding, the conversion rate that would be in effect were debentures then outstanding.

  The term "applicable price" means:

  . in the event of a fundamental change in which the holders of the common stock receive only cash, the amount of cash received by the holder of one share of common stock, and

  .in the event of any other fundamental change, the average of the last reported sale price for the common stock during the ten trading days prior to the record date for the determination of the holders of common stock entitled to receive cash, securities, property or other assets in connection with such fundamental change, or, if there is no such record date, the date upon which the holders of the common stock shall have the right to receive such cash, securities, property or other assets in connection with the fundamental change.

   The term "applicable principal amount" means, as of any date of determination, with respect to each $1,000 principal amount at maturity of debentures, the sum of the initial issue price of such debentures ($306.56) plus accrued original issue discount with respect to such debentures through such date of determination or, if no debentures are then outstanding, such sum calculated as if such debentures were then outstanding.

  The term "designated senior indebtedness" means any particular senior indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which Aspect is a party) expressly provides that such senior indebtedness shall be "designated senior indebtedness" for purposes of the Indenture; provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior indebtedness to exercise the rights of designated senior indebtedness.

  The term "fundamental change" means the occurrence of any transaction or event in connection with which all or substantially all common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive any form of consideration which is not all or substantially all common stock listed (or, upon consummation of or immediately following such transaction or event, which will be listed) on a United States national securities exchange or approved for quotation on The Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

  The term "indebtedness" means, with respect to any person (as defined) and without duplication:

  (1) all indebtedness, obligations and other liabilities (contingent or otherwise) of such person for borrowed money (including obligations of Aspect in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by debentures or similar instruments) or evidenced by bonds, debentures, debentures or similar instruments (whether or not the recourse of the lender is to the whole of the assets of such person or to only a portion thereof);

  (2) all reimbursement obligations and other liabilities (contingent or otherwise) of such person with respect to letters of credit, bank guarantees or bankers' acceptances;

  (3) all obligations and liabilities (contingent or otherwise) in respect of leases of such person;

     (.)required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such person; or

     (.)required, in conformity with generally accepted accounting principles to be accounted for as an operating lease, provided either (A) such operating lease requires, at the end of the term thereof, that such person make any payment other than accrued periodic rent in the event that such person does not acquire the leased real property and related fixtures subject to such lease, or
       (B) such person has an option to acquire the leased real property and related fixtures, whether such option is exercisable at any time or under specified circumstances;

  (4) all obligations of such person (contingent or otherwise) with respect to an interest rate swap, cap or collar agreement or other similar instrument or agreement;

  (5) all direct or indirect guaranties or similar agreements by such person in respect of, and obligations or liabilities (contingent or otherwise) of such person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (4) above;

  (6) any indebtedness or other obligations described in clauses (1) through
     (4) above secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such person; and

  (7) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through
     (6).

  The term "reference market price" shall initially mean $18.917 and in the event of any adjustment to the conversion rate pursuant to the provisions of the indenture, the reference market price shall also be adjusted so that the reference market initial reference price shall be equal to:

                                            Initial Conversion Rate
                                           ---------------------------
          Initial Reference Price X
                                        Adjusted Initial Conversion Rate
                                        (                               )


  The "market price" means the average of the sale prices (as defined) of the common stock for the five trading day period ending on the third business day prior to the applicable purchase date (if the third business day prior to the applicable purchase date is a trading day or, if it is not a trading day, then on the last trading day prior to such third business day), appropriately adjusted to take into account the occurrence during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date of certain events that would result in an adjustment of the conversion rate under the indenture with respect to the common stock.

  The "sale price" of the common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average bid and ask prices or, if more than one, in either case, the average of the average bid and average ask prices) on such date as reported in the composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional stock exchange, as reported by The Nasdaq National Market. Because the market price of the common stock is determined prior to the applicable purchase date, holders of debentures bear the market risk with respect to the value of the common stock to be received from the date of determination of such market price to such purchase date. Aspect may elect to pay the purchase price in common stock only if the information necessary to calculate the market price is reported in a daily newspaper of national circulation.

  The term "senior indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding), rent and end of term payments payable on or in connection with, and, to the extent not included in the foregoing, all amounts payable as fees, costs, expenses, liquidated damages, indemnities, repurchase and other put obligations and other amounts to the extent accrued or due on or in connection with indebtedness

(as defined) of Aspect, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by Aspect (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing). Notwithstanding the foregoing, the term senior indebtedness does not include:

  (1)  indebtedness evidenced by the debentures;

  (2) indebtedness of Aspect to any subsidiary of Aspect, a majority of the voting stock of which is owned, directly or indirectly, by Aspect;

  (3) accounts payable or other indebtedness to trade creditors created or assumed by Aspect in the ordinary course of business; and

  (4) any particular indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such indebtedness shall not be senior in right of payment to, or is pari passu with, or is subordinated or junior to, the debentures.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a general discussion of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the debentures and conversion shares to U.S. holders (as defined below), and certain material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of the debentures and conversion shares to non-U.S. holders (as defined below). The discussion is a summary only and does not purport to be a complete analysis of all the potential tax considerations relating thereto. This discussion is based upon the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and Aspect has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences of acquiring or holding debentures and conversion shares.

  The discussion does not purport to address all tax consequences that may be important to a particular holder in light of the holder's circumstances (such as the alternative minimum tax provisions of the tax code), or to certain categories of investors (such as certain financial institutions, insurance companies, tax-exempt organizations, dealers in securities, or persons who hold debentures or common stock as part of a hedge, conversion or constructive sale transaction, straddle or other risk reduction transaction) that may be subject to special rules. This discussion is limited to purchasers of debentures who hold the debentures and any common stock into which the debentures are converted as capital assets. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction or U.S. estate and gift tax law as applicable to U.S. Holders.

PERSONS CONSIDERING THE PURCHASE OF A DEBENTURE SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING, CONVERTING OR OTHERWISE DISPOSING OF

THE DEBENTURES AND COMMON STOCK, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

U.S. HOLDERS

  As used herein, the term "U.S. Holder" means a holder of a debenture or conversion shares that is:

  (1)for United States federal income tax purposes, a citizen or resident of the United States;

  (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof;

  (3) an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  (4) a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions.

  A "non-U.S. holder" is any holder other than a U.S. holder.

  ORIGINAL ISSUE DISCOUNT ON THE DEBENTURES. The debentures have been issued at a substantial discount from their stated redemption price at maturity. For federal income tax purposes, the excess of the stated redemption price at maturity of each debenture over its issue price constitutes original issue discount. The issue price of the debentures will equal the initial price at which a substantial amount of the debentures is sold (not including sales to initial purchasers or placement agents, including the initial purchasers). U.S. holders of the debentures will be required to report original issue discount as taxable ordinary income as it accrues, in accordance with the constant yield method described below, before receipt of the cash attributable to such income, regardless of such U.S. holder's regular method of accounting for United States federal income tax purposes. A U.S. holder of a debenture must include in gross income for federal income tax purposes the sum of the daily portions of original issue discount with respect to the debenture for each day during the taxable year or portion of a taxable year on which such U.S. holder holds the debenture. The daily portion is determined by allocating to each day of each accrual period a pro rata portion of an amount equal to the adjusted issue price of the debenture at the beginning of the accrual period multiplied by the yield to maturity of the debenture (determined by compounding at the close of each accrual period and adjusted for the length of the accrual period). The adjusted issue price of a debenture at the start of any accrual period will be the issue price of the debenture increased by the accrued original issue discount for each prior accrual period. Under these rules, U.S. holders will have to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. A U.S. Holder's original tax basis for determining gain or loss on the sale or other disposition of a Debenture will be increased by any accrued original issue discount includable in such U.S. holder's gross income.

  There are several circumstances under which Aspect could make a payment on a debenture which would affect the yield to maturity of a debenture, including (as described under "DESCRIPTION OF DEBENTURES") the payment of liquidated damages, or certain redemptions or repurchases of a debenture. According to treasury regulations, the possibility of a change in the yield will not be treated as affecting the amount of original issue discount required to be realized by a holder (or the timing of such recognition) if the likelihood of the change, as of the date the debt obligations are issued, is remote. Aspect intends to report on the basis that the likelihood of any change in the yield on the debentures is remote. Aspect also intends to report on the basis that there is no alternative payment schedule that would minimize the yield on the debentures to Aspect.

  Aspect or a paying agent will be required to furnish annually to the IRS and each U.S. holder information regarding the amount of original issue discount attributable to that year.

  MARKET DISCOUNT. Any principal payment or gain realized by a U.S. holder on disposition or retirement of a debenture will be treated as ordinary income to the extent that there is accrued market discount on the debenture. The amount of market discount on a debenture for a holder will equal the excess of the adjusted issue price of such debenture over the initial tax basis of such debentures in the hands of such holder. To the extent a holder exchanges or converts a debenture into common stock in a transaction that is otherwise tax free, any accrued market discount will carry over and generally be recognized upon a disposition of the common stock. Unless a U.S. holder irrevocably elects to accrue market discount under a constant-interest method, accrued market discount is the total market discount multiplied by a fraction, the numerator of which is the number of days the U.S. holder has held the obligation and the denominator of which is the number of days from the date the holder acquired the obligation until its maturity. A U.S. holder may be required to defer a portion of its interest deductions for the taxable year attributable to any indebtedness incurred or continued to purchase or carry a debenture purchased with market discount. Any such deferred interest expense would not exceed the market discount that accrues during such taxable year and is, in general, allowed as a deduction not later than the year in which such market discount is includable in income. If the holder elects to include market discount in income currently as it accrues on all market discount instruments acquired by the U.S. holder in that taxable year or thereafter, the (i) interest deferral described above will not apply and (ii) market discount will not carry over into common stock as described above. Any such election is terminable only with the consent of the IRS and applies to all market discount bonds acquired during or after the year for which it is made.

  ACQUISITION PREMIUM. A U.S. holder will be considered to have "acquisition premium" to the extent the U.S. holder's initial tax basis in a debenture is greater than (x) the adjusted issue price of such debenture but less than (y) the stated redemption price at maturity of such debenture. Acquisition premium may offset the amount of original issue discount received on such debenture that the U.S. holder is required to include in income.

  SALE, EXCHANGE OR RETIREMENT OF THE DEBENTURES. Upon the sale, exchange or retirement of a debenture, including as a result of a tender upon the occurrence of a fundamental change, and, except as discussed in the next paragraph on a purchase date, a U.S. holder will recognize gain or loss equal to the difference between the sale or redemption proceeds and the U.S. holder's adjusted tax basis in the debenture.

  If a U.S. holder elects to exercise its option to tender the debentures to Aspect on a purchase date and Aspect issues common stock in satisfaction of all or part of the purchase price, the exchange of the debentures for common stock should qualify as a reorganization for federal income tax purposes. If the purchase price is paid solely in common stock, except in the case of a fractional share described below, a U.S. holder shall not be required to recognize any gain or loss realized. If the purchase price is paid in a combination of common stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) realized by the U.S. holder would be recognized, but only to the extent of the cash received. A U.S. holder's initial tax basis in the common stock received would be equal to such U.S. holder's adjusted tax basis in the debenture tendered (except for any portion allocable to a fractional share of common stock), increased by the amount of gain recognized (other than with respect to a fractional share) and decreased by the amount of any cash received (except cash received in lieu of a fractional share). The holding period for common stock received in the exchange will include the holding period of the debenture tendered to Aspect in exchange therefor. The receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, measured by the difference between the amount of cash received for the fractional share and the U.S. holder's tax basis in the fractional share interest.

  A holder's adjusted tax basis in a debenture will generally equal the holder's cost of the debenture increased by any original issue discount previously included in income by such holder with respect to such debenture and decreased by any payments received thereon. Except to the extent of any accrued market discount, gain or loss realized on the sale, exchange or retirement of a debenture will generally be capital gain or loss and will be long-term capital gain or loss if the debenture is held for more than one year. For individual U.S. holders, under recently enacted legislation, gain on most capital assets held by an individual U.S. holder more than one year would be subject to a maximum U.S. federal rate of tax of 20%.

  CONVERSION OF DEBENTURES. A U.S. holder's conversion of a debenture into common stock will generally not be a taxable event (except with respect to cash received in lieu of a fractional share). A U.S. holder's basis in the common stock received on conversion of a debenture will be the same as the U.S. holder's basis in the debenture at the time of conversion (exclusive of any tax basis allocable to a fractional share), and the holding period for the common stock received on conversion will include the holding period of the debenture converted. The receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss (measured by the difference between the cash received for the fractional share interest and the U.S. holder's tax basis in the fractional share interest).

  DIVIDENDS; ADJUSTMENT OF CONVERSION PRICE. Dividends, if any, paid on the common stock generally will be includable in the income of a U.S. holder as ordinary income to the extent of Aspect current or accumulated Aspect profits.

  If at any time Aspect makes a distribution of property to shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes (for example, distributions of evidences of indebtedness or assets of Aspect but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to U.S. Holders of debentures. If the conversion rate is increased at Aspect's discretion or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend to U.S. holders of debentures.

  SALE OF COMMON STOCK. Upon the sale or exchange of common stock, a U.S. holder generally will recognize capital gain or capital loss (except to the extent of any accrued market discount not previously included in income) equal to the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in such shares. Such capital gain or loss will be long-term capital gain or loss if the cumulative holding period of the common stock (including the holding period of a debenture converted to such common stock as described above) is more than one year. Individual U.S. holders may be subject to certain maximum rates of tax on the sale of common stock. SEE "-- SALE, EXCHANGE OR RETIREMENT OF THE DEBENTURES."

NON-U.S. HOLDERS

  The following discussion is a summary of the principal United States federal income and estate tax consequences resulting from the ownership of the debentures or common stock by non-U.S. holders.

  WITHHOLDING TAX ON PAYMENTS OF PRINCIPAL AND ORIGINAL ISSUE DISCOUNT ON DEBENTURES. The payment of principal (including any original issue discount included therein) of a debenture by Aspect or any paying agent of Aspect to any non-U.S. holder will not be subject to United States federal withholding tax, provided that in the case of payment of cash in respect of original issue discount (i) the non-U.S. holder does not actually or constructively own 10% or more of the total voting combined power of all classes ofAspect stock , (ii) the non-U.S. holder is not a controlled foreign corporation that is related to Aspect within the meaning of the tax code and, (iii) either (A) the beneficial owner of the debenture certifies to the applicable payor or its agent, under penalties of perjury, that it is not a U.S. holder and provides its name and address on United States Treasury Form W-8 (or a suitable substitute form), or
(B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the debenture certifies under penalties of perjury that such a Form W-8 (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof. Except to the extent otherwise provided under an applicable tax treaty, a non-U.S. holder generally will be taxed in the same manner as a U.S. holder with respect to original issue discount on a debenture if such original issue discount is effectively connected with a U.S. trade or business of the non-U.S. holder. Effectively connected interest received by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Such effectively connected original issue discount will not be subject to withholding tax if the holder delivers an IRS Form 4224 (and, beginning January 1, 2000, a Form W-8) to the payor.

  DIVIDENDS. Dividends, if any, paid on the common stock to a non-U.S. holder (and, after December 31, 1999, any deemed dividends resulting from an adjustment to the conversion rate, see "U.S. HOLDERS--DIVIDENDS; ADJUSTMENT OF CONVERSION PRICE" above) generally will be subject to a 30% United States federal withholding tax, subject to reduction for non-U.S. holders eligible for the benefits of certain income tax treaties. Currently, for purposes of determining whether tax is to be withheld at the 30% rate or at a reduced treaty rate, Aspect will ordinarily presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under Treasury Regulations effective for payments after December 31, 1999, holders will be required to satisfy certain applicable certification requirements to claim treaty benefits. Except to the extent otherwise provided under an applicable tax treaty, a non-U.S. holder generally will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder. If such non-U.S. holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  GAIN ON DISPOSITION OF THE DEBENTURES AND COMMON STOCK. A non-U.S. holder generally will not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of a debenture, including the exchange of a debenture for common stock, or the sale or exchange of common stock unless:

  (1) in the case of an individual non-U.S. holder, such holder is present in the United States for 183 days or more in the year of such sale, exchange or redemption and either (A) has a "tax home" in the United States and certain other requirements are met, or (B) the gain from the disposition is attributable to an office or other fixed place of business in the United States;

  (2) the non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates;

  (3) the gain is effectively connected with the conduct of a United States trade or business of the non-U.S. holder; or

  (4) in the case of the disposition of common stock, Aspect is a U.S. real property holding corporation. Aspect does not believe that it is currently a "United States real property holding corporation" or that it will become one in the future.

  U.S. FEDERAL ESTATE TAX. A debenture held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will not be subject to United States federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of Aspect stock and, at the time of the individual's death, payments with respect to such debenture would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  U.S. HOLDERS. Information reporting will apply to payments of interest or dividends on or the proceeds of the sale or other disposition of the debentures or shares of common stock with respect to certain noncorporate U.S. holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. holder's federal income tax, provided that the required information is provided to the IRS.

  NON-U.S. HOLDERS. Aspect must report annually to the IRS and to each non-U.S. holder the amount of any dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

  Under current Treasury Regulations, backup withholding and information reporting will not apply to payments of principal, including cash payments in respect of original issue discount, on the debentures by Aspect or any agent thereof to a non-U.S. holder if the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption (provided that neither Aspect nor its agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied). The payment of the proceeds on the disposition of debentures or shares of common stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a non-U.S. holder of debentures or shares of common stock to or through a foreign office of a broker will not be subject to backup withholding or information reporting. However, if such broker is a U.S. person, a controlled foreign corporation for United States tax purposes, or a foreign person, 50% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a U.S. trade or business, or, in the case of payments made after December 31, 1999, a foreign partnership with certain connections to the United States, information reporting requirements will apply unless such broker has documentary evidence in its files of the holder's non-U.S. status and has no actual knowledge to the contrary or unless the holder otherwise establishes an exemption. Recently finalized Treasury Regulations would modify the application of the information reporting requirements and the back-up withholding tax to non-U.S. holders effective January 1, 2000.

                             PLAN OF DISTRIBUTION

  Aspect will not receive any of the proceeds of the sale of the debentures and the conversion shares offered hereby. The conversion shares may be sold from time to time to purchasers directly by the selling securityholders. Alternatively, the selling securityholders may from time to time offer the conversion shares through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders and/or the purchasers of the conversion shares for whom they may act as agent. The selling securityholders and any such broker-dealers or agents who participate in the distribution of the conversion shares may be deemed to be "underwriters," and any profits on the sale of the conversion shares by them and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling securityholders may be deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited, to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

  The registrable securities offered hereby may be sold from time to time directly by the selling securityholders or, alternatively, through underwriters, broker-dealers or agents. If the conversion shares are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions. Such conversion shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve block transactions):

  (1) on any national securities exchange or quotation service on which the conversion shares may be listed or quoted at the time of the sale (including the Nasdaq National Market in the case of the common stock);

  (2) in the over-the-counter market;

  (3) in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

  (4) through the writing of options.

  In connection with sales of the conversion shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the conversion shares in the course of hedging in positions they assume. The selling securityholders may also sell conversion shares short and deliver conversion shares to close out short positions, or loan or pledge Securities to broker-dealer that in turn may sell such securities

  To Aspect's best knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the conversion shares by the selling securityholders. There is no assurance that any selling securityholder will sell any or all of the conversion shares offered by it hereunder or that any such selling securityholder will not transfer, devise or gift such conversion shares by other means not described herein.

  The outstanding common stock is listed for trading on The Nasdaq National Market under the symbol "ASPT". Aspect does not intend to apply for listing of the debentures on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the debentures. SEE "RISK FACTORS--YOU MAY NOT BE ABLE TO SELL YOUR DEBENTURES."

  There can be no assurance that any selling securityholder will sell any or all of the debentures or conversion shares registered pursuant to the registration statement of which this prospectus forms a part. In addition, any securities covered by the registration statement of which this prospectus forms a part that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

  The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation Regulation M which may limit the timing of purchases and sales of any of the conversion shares by the selling securityholders and any other such person. Furthermore,

Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the conversion shares to engage in market-making activities with respect to the particular conversion shares being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the conversion shares and the ability of any person or entity to engage in market-making activities with respect to the conversion shares.

  Pursuant to the registration rights agreement entered into in connection with the offer and sale of the debentures by Aspect, each of Aspect and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

  Aspect has agreed to pay substantially all the expenses incidental to the registration, offering and sale of the conversion shares to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the debentures and the conversion shares offered hereby will be passed upon for Aspect by Venture Law Group, A Professional Corporation, Menlo Park, California.

                                    EXPERTS

  The financial statements and the related financial statement schedule incorporated in this Prospectus by reference from Aspect's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

NEITHER THE COMPANY NOR ANY OTHER AUTHORITY HAS AUTHORIZED ANYONE TO GIVE INFORMATION BEYOND WHAT IS SET FORTH IN THIS PROSPECTUS. SALES OF THE SECURITIES DESCRIBED IN THIS PROSPECTUS ARE NOT DIRECTED AT ANYONE IN ANY JURISDICTION IN WHICH AN OFFER OR SOLICITATION OF SUCH SECURITIES IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF THE DATE OF THIS PROSPECTUS. NEITHER DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE PURSUANT TO THIS PROSPECTUS SHALL IMPLY THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS.

                               ----------------

                   ASPECT TELECOMMUNICATIONS CORPORATION

                               $490,000,000

                   ZERO COUPON CONVERTIBLE SUBORDINATED

                            DEBENTURES DUE 2018

                    AND SHARES OF COMMON STOCK ISSUABLE

                          UPON CONVERSION THEREOF


                               ----------------

                                PROSPECTUS

                               ----------------

                                  , 1998

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the Selling Securityholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

     SEC registration fee............................................. $136,220
     Legal fees and expenses.......................................... $ 70,000
     Accounting fees and expenses..................................... $ 25,000
     Miscellaneous fees and expenses.................................. $  5,000
                                                                       --------
       Total.......................................................... $236,220

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 317 of the California Corporations Code allows for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article IV of the Registrant's Articles of Incorporation and
Article VI of the Registrant's Bylaws provides for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the California Corporations Code. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors to the fullest extent not prohibited by law.

  In addition, the Registrant carries director and officer liability insurance in the amount of $20 million.

  In connection with this offering, the Selling Securityholders have agreed to indemnify the Registrant, its directors and officers and each such person who controls the Registrant, against any and all liability arising from inaccurate information provided to the Registrant by the Selling Securityholders and contained herein.

ITEM 16. EXHIBITS.

    EXHIBIT
    NUMBER                        DESCRIPTION OF DOCUMENT
    -------                       -----------------------
     4.1    Indenture, dated August 10, 1998, by and among the Company and
             State Street Bank and Trust Company of California, N.A., as
             Trustee, including the form of Debenture.
     4.2    Form of Debenture (included in Exhibit 4.1).
     4.3    Registration Rights Agreement, dated August 10, 1998, by and among the Company, Morgan Stanley & Co. Incorporated and Credit Suisse
             First Boston Corporation.
     5.1*   Opinion of Venture Law Group, A Professional Corporation.
    12.1    Statement re: computation of ratio of earnings to fixed charges.
    23.1*   Consent of Venture Law Group, A Professional Corporation (see
             Exhibit 5.1).
    23.2**  Independent auditors' consent--Deloitte & Touche LLP.
    23.3**  Independent auditors' consent--PricewaterhouseCoopers LLP.
    24.1*   Power of Attorney.
    25.1*   Statement of Eligibility Under the Trust Indenture Act of 1939 of a
             Corporation Designated to Act as Trustee on Form T-1.

--------

*  Previously filed.

** To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  1. The undersigned registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10 (a) (3) of the Securities Act of 1933 (the "Act");

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which is registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (1)(i) and
(1)(ii) above shall not apply if the information required to be included in a post-effective amendment by these clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this registration statement.

  (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13 (a) or Section 15 (d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  3. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14e-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  4. Insofar as indemnification of liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  5. The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b) (1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, Aspect Telecommunications Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on December 21, 1998.

                                          ASPECT TELECOMMUNICATIONS
                                           CORPORATION

                                          By: /s/ Eric J. Keller
                                             __________________________________

                                             Eric J. Keller

                                             Vice President, Finance and Chief
                                             Financial

                                             Officer


  Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                   DATE
             ---------                           -----                   ----

                 *                   Chairman, Chief Executive      December 21, 1998
____________________________________ Officer and Director
         James R. Carreker           (Principal Executive Officer)

         /s/ Eric J. Keller          Vice President, Finance and    December 21, 1998
____________________________________ Chief Financial Officer
           Eric J. Keller            (Principal Financial Officer
                                     and Principal Accounting
                                     Officer)

                 *                   Director                       December 21, 1998
____________________________________
           Debra J. Engel

                 *                   Director                       December 21, 1998
____________________________________
        Norman A. Fogelsong

                                     Director
____________________________________
         James L. Patterson

                 *                   Director                       December 21, 1998
____________________________________
            John W. Peth


*By: /s/ Eric J. Keller
  ____________________________
Eric J. Keller,
Attorney-in-fact

                               EXHIBIT INDEX

    EXHIBIT
    NUMBER                     DESCRIPTION OF DOCUMENT                     PAGE
    -------                    -----------------------                     ----
     4.1    Indenture, dated August 10, 1998, by and among the Company and State Street Bank and Trust Company of California,
             N.A., as Trustee, including the form of Debenture.
     4.2    Form of Debenture (included in Exhibit 4.1).
     4.3    Registration Rights Agreement, dated August 10, 1998, by and among the Company, Morgan Stanley & Co. Incorporated and
             Credit Suisse First Boston Corporation.
     5.1*   Opinion of Venture Law Group, A Professional Corporation.
    12.1    Statement re: computation of ratio of earnings to fixed
             charges.
    23.1*   Consent of Venture Law Group, A Professional Corporation
             (see Exhibit 5.1).
    23.2**  Independent auditors' consent--Deloitte & Touche LLP.
    23.3**  Independent auditors' consent--PricewaterhouseCoopers LLP.
    24.1*   Power of Attorney.
    25.1*   Statement of Eligibility Under the Trust Indenture Act of
             1939 of a Corporation Designated to Act as Trustee on Form
             T-1.

--------

*  Previously filed.

** To be filed by amendment.